This Report on Form 6-K is incorporated by reference into the prospectus included in the Registration Statement on Form F-4 of Kookmin Bank (File No. 333-151207).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Treasury Stock Purchase Notice

On August 14, 2008, the Board of Directors of Kookmin Bank resolved to purchase treasury shares. The details are as follows:

1.	Estimated number of treasury shares to be purchased: 16,840,000 shares of common stock (representing 5.01% of the total issued shares of common stock)

2.	Estimated purchase amount: KRW 1,000,296,000,000 (based on the closing price of KRW 59,400 on the date immediately preceding the date of the Board of Directors’ resolution)

3.	Expected purchase period: August 18, 2008 to November 17, 2008 (in the event that the establishment of a financial holding company is approved, the end date of the purchase period may be changed to September 24, 2008, which is the business day immediately preceding the expected date of suspension of trading)

4.	Purpose of treasury share purchase: stabilization of the share price

5.	Number of treasury shares owned as of August 14, 2008: none

6.	Method of purchase: purchase on the Korea Exchange

7.	Expected holding period: 6 months from the date of final purchase

8.	Daily maximum purchase limit: 1,684,000 shares

9.	Other information:

- The purchase amount for the purchase of treasury shares described above is subject to change depending on the actual purchase price.

Related disclosure: July 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director